As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-263627

PROSPECTUS SUPPLEMENT NO. 7
To Prospectus Dated May 5, 2022
This prospectus supplement amends and supplements the prospectus dated May 5, 2022, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-263627). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the U.S. Securities and Exchange Commission on November 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to, among other things, the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of up to 203,821,303 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

Our Class A Common Stock trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “BRCC.” On November 8, 2022, the closing price of our Class A Common Stock as reported by NYSE was $7.33 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the section titled “Risk Factors” beginning on page 12 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________
Commission file number 001-41275

BRC Inc.
(Exact name of registrant as specified in its charter)

Delaware	87-3277812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1144 S. 500 W
Salt Lake City, UT 84101
(Address of principal executive office, zip code)

(801) 874-1189
Registrant’s telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	BRCC	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of November 4, 2022, the registrant had (i) 54,554,593 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and, (ii) 157,005,706 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock") outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes statements that express the Company’s opinions, expectations, hopes, beliefs, plans, intentions, objectives, strategies, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Quarterly Report and these forward-looking statements reflect management’s expectations regarding our future growth, results of operations, operational and financial performance and business prospects and opportunities.

As a result of a number of known and unknown risks and uncertainties, the Company’s results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

● Failure to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably and retain our key employees.
● Negative publicity impacting our brand and reputation, which may adversely impact our operating results;
● Failure by us to maintain our message as a supportive member of the veteran and military communities and any other factors which may negatively impact the perception of our brand;
● Our limited operating history, which may make it difficult to successfully execute our strategic initiatives and accurately evaluate future risks and challenges;
● Failed marketing campaigns, which may cause us to incur costs without attracting new customers or realizing higher revenue;
● Failure to attract new customers or retain existing customers;
● Risks related to the use of social media platforms, including dependence on third-party platforms;
● Failure to provide high-quality customer experience, including as a result of production defaults, or issues, including due to failures by one or more of our co-manufacturers, affecting the quality of our products, which may impact our brand;
● Decrease in success of the direct to consumer revenue channel;
● Loss of one or more co-manufacturers;
● Failure to effectively manage or distribute our products through our wholesale business partners;
● Failure by third parties involved in the supply chain of coffee, store supplies or merchandise to produce or deliver products, including as a result of ongoing supply chain disruptions;
● Changes in the market for high-quality Arabica coffee beans and other commodities;
● Fluctuations in costs and availability of real estate, labor, raw materials, equipment, transportation or shipping;
● Loss of confidential data from customers and employees, which may subject us to litigation, liability or reputational damage;
● Failure to successfully compete with other producers and retailers of coffee;
● Failure to successfully open new retail coffee shops;
● Failure to receive anticipated orders from current or prospective customers;
● Failure to properly manage our rapid growth and relationships with various business partners;
● Failure to protect against software or hardware vulnerabilities;
● Failure to build brand recognition using our intellectual properties;

● Shifts in consumer spending, lack of interest in new products or changes in brand perception upon evolving consumer preferences and tastes;
● Failure to adequately maintain food safety or quality and comply with food safety regulations;
● Failure to successfully integrate into new domestic and international markets;
● Risks related to leasing space subject to long-term non-cancelable leases and with respect to real property;
● Failure of our franchise partners to successfully manage their franchise;
● Failure to raise additional capital to develop the business;
● Risks related to the COVID-19 pandemic, including supply chain disruptions;
● The loss of one or more of our executive officers and other key employees;
● Failure to hire and retain qualified employees;
● Failure to meet our goal of hiring 10,000 veterans;
● Risks related to unionization of employees;
● Failure to comply with federal state and local laws and regulations;
● Inability to maintain the listing of our Class A Common Stock on the New York Stock Exchange; and
● Other risks and uncertainties indicated in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022 (the “2021 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 12, 2022 (the “First Quarter 2022 10-Q”), in each case including those set forth under “Item 1A. Risk Factors” included therein.

The forward-looking statements contained in this Quarterly Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 1A. Risk Factors” in our 2021 Form 10-K and our First Quarter 2022 10-Q. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

BRC Inc.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and par value amounts)

	September 30,	December 31,
	2022	2021
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$71,211	$18,334
Accounts receivable, net	22,748	7,442
Inventories	40,933	20,872
Prepaid expenses and other current assets	8,996	6,377
Total current assets	143,888	53,025
Property, plant and equipment, net	48,037	31,114
Operating lease, right-of-use asset	14,915	—
Identifiable intangibles, net	234	167
Other	1,026	2,776
Total assets	$208,100	$87,082
Liabilities and stockholders' equity/members’ deficit
Current liabilities:
Accounts payable	$4,576	$17,387
Accrued liabilities	30,624	22,233
Deferred revenue and gift card liability	8,620	7,334
Current maturities of long-term debt, net	16,163	11,979
Current operating lease liability	1,118	—
Current maturities of finance lease obligations	98	85
Total current liabilities	61,199	59,018
Non-current liabilities:
Long-term debt, net	17,481	22,712
Finance lease obligations, net of current maturities	246	228
Operating lease liability	14,222	—
Other non-current liabilities	482	334
Total non-current liabilities	32,431	23,274
Total liabilities	93,630	82,292
Commitments and Contingencies (Note 15)
Series A preferred equity, less issuance costs (151,406 units authorized, issued and outstanding as of December 31, 2021)	—	154,281
Stockholders' equity/members' deficit:
Preferred stock, $0.0001 par value, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Class A common stock, $0.0001 par value, 2,500,000,000 shares authorized; 53,765,690 shares issued and outstanding as of September 30, 2022	5	—
Class B common stock, $0.0001 par value, 300,000,000 shares authorized; 157,794,609 shares issued and outstanding as of September 30, 2022	16	—
Class C common stock, $0.0001 par value, 1,500,000 shares authorized; no shares issued or outstanding as of September 30, 2022	—	—
Additional paid in capital	128,850	—
Accumulated deficit	(98,546)	(19,996)
Members' deficit (18,769 Class A units and 73,890 Class B units authorized, issued and outstanding as of December 31, 2021)	—	(129,495)
Total BRC Inc.'s stockholders' equity/members' deficit	30,325	(149,491)
Non-controlling interests	84,145	—
Total stockholders' equity/members' deficit	114,470	(149,491)
Total liabilities, Series A preferred, and stockholders' equity/members' deficit	$208,100	$87,082
See notes to consolidated financial statements.

BRC Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue, net	$75,494	$60,106	$207,695	$161,253
Cost of goods sold	51,549	36,043	137,981	96,245
Gross profit	23,945	24,063	69,714	65,008
Operating expenses
Marketing and advertising	7,414	9,791	24,591	25,290
Salaries, wages and benefits	15,848	10,534	47,405	29,755
General and administrative	16,301	6,884	46,019	17,473
Total operating expenses	39,563	27,209	118,015	72,518
Operating loss	(15,618)	(3,146)	(48,301)	(7,510)
Non-operating income (expense)
Interest expense	(470)	(845)	(1,136)	(1,590)
Other income (expense), net	57	(3)	350	(5)
Change in fair value of earn-out liability	—	—	(209,651)	—
Change in fair value of warrant liability	—	—	(56,675)	—
Change in fair value of derivative liability	—	—	(2,335)	—
Total non-operating expenses	(413)	(848)	(269,447)	(1,595)
Loss before income taxes	(16,031)	(3,994)	(317,748)	(9,105)
Income tax expense	71	59	266	133
Net loss	(16,102)	$(4,053)	(318,014)	$(9,238)
Less: Net loss attributable to non-controlling interest	(12,059)		(240,295)
Net loss attributable to BRC Inc.	$(4,043)		$(77,719)

Net loss per share attributable to Class A Common Stock(1)
Basic and diluted	$(0.08)		$(1.54)
Weighted-average shares of Class A Common Stock outstanding(1)
Basic and diluted	53,013,720		49,843,715

(1) For the nine months ended September 30, 2022, net loss per share of Class A Common Stock and weighted-average shares of Class A Common Stock outstanding is representative of the period from February 9, 2022 through September 30, 2022, the period following the Business Combination, as defined in Note 1 - Organization and Nature of Business. For more information, refer to Note 14 - Net Loss per Share.

See notes to consolidated financial statements.

BRC Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Amounts in thousands, except for number of shares)
(unaudited)

		Shares
	Members’ Interest	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity (Deficit)
Balance at January 1, 2021	$(96,727)	—	—	—	$—	$—	$—	$—	$(6,151)	$—	$(102,878)
Equity-based compensation	317	—	—	—	—	—	—	—	—	—	317
Non-employee equity-based compensation	368	—	—	—	—	—	—	—	—	—	368
Series A preferred discount amortization	(5,238)	—	—	—	—	—	—	—	—	—	(5,238)
Net income	—	—	—	—	—	—	—	—	149	—	149
Balance at March 31, 2021	$(101,280)	—	—	—	$—	$—	$—	$—	$(6,002)	$—	$(107,282)
Equity-based compensation	1,973	—	—	—	—	—	—	—	—	—	1,973
Non-employee equity-based compensation	370	—	—	—	—	—	—	—	—	—	370
Series A preferred discount amortization	(5,163)	—	—	—	—	—	—	—	—	—	(5,163)
Repurchase of restricted member units	(365)	—	—	—	—	—	—	—	—	—	(365)
Net loss	—	—	—	—	—	—	—	—	(5,334)	—	(5,334)
Balance at June 30, 2021	$(104,465)	—	—	—	$—	$—	$—	$—	$(11,336)	$—	$(115,801)
Equity-based compensation	357	—	—	—	—	—	—	—	—	—	357
Non-employee equity-based compensation	377	—	—	—	—	—	—	—	—	—	377
Series A preferred discount amortization	(9,968)	—	—	—	—	—	—	—	—	—	(9,968)
Repurchase of restricted member units	(2,588)	—	—	—	—	—	—	—	—	—	(2,588)
Net loss	—	—	—	—	—	—	—	—	(4,053)	—	(4,053)
Balance at September 30, 2021	$(116,287)	—	—	—	$—	$—	$—	$—	$(15,389)	$—	$(131,676)

See notes to consolidated financial statements.

BRC Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts in thousands, except for number of shares)
(unaudited)

		Shares
	Members’ Interest	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity (Deficit)
Balance at January 1, 2022	$(129,495)	—	—	—	$—	$—	$—	$—	$(19,996)	$—	$(149,491)
Equity-based compensation prior to Business Combination	308	—	—	—	—	—	—	—	—	—	308
Non-employee equity-based compensation prior to Business Combination	241	—	—	—	—	—	—	—	—	—	241
Series A preferred discount amortization prior to Business Combination	(6,621)	—	—	—	—	—	—	—	—	—	(6,621)
Repurchase of member units prior to Business Combination	(1,599)	—	—	—	—	—	—	—	—	—	(1,599)
Net loss prior to Business Combination	—	—	—	—	—	—	—	—	(2,691)	—	(2,691)
Effect of Business Combination	137,166	44,009,874	139,106,323	1,388,125	4	14	—	—	(831)	(83,021)	53,332
Equity-based compensation after Business Combination	—	—	—	—	—	—	—	31	—	186	217
Non-employee equity based compensation after Business Combination	—	—	—	—	—	—	—	—	—	114	114
First Tier Vesting Event	—	694,062	9,926,563	(694,062)	—	1	—	38,783	—	133,589	172,373
Net loss after Business Combination	—	—	—	—	—	—	—	—	(60,230)	(193,906)	(254,136)
Balance at March 31, 2022	$—	44,703,936	149,032,886	694,063	$4	$15	$—	$38,814	$(83,748)	$(143,038)	$(187,953)
Equity-based compensation	—	—	—	—	—	—	—	175	—	804	979
Non-employee equity-based compensation	—	—	—	—	—	—	—	—	—	384	384
Second Tier Vesting Event	—	694,063	9,926,562	(694,063)	—	1	—	60,803	—	195,154	255,958
Warrant Redemption	—	6,376,346	—	—	1	—	—	24,924	—	68,235	93,160
Applicable Premium Vesting	—	6,196	820,310	—	—	—	—	3,153	—	8,922	12,075
Common Unit redemption	—	825,442	(825,442)	—	—	—	—	364	—	(364)	—
Effect of Business Combination adjustment	—	—	—	—	—	—	—	12	—	40	52
Net loss	—	—	—	—	—	—	—	—	(10,755)	(34,330)	(45,085)
Balance at June 30, 2022	$—	52,605,983	158,954,316	—	$5	$16	$—	$128,245	$(94,503)	$95,807	$129,570

BRC Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts in thousands, except for number of shares)
(unaudited)

		Shares
	Members’ Interest	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity (Deficit)
Equity-based compensation	—	—	—	—	—	—	—	286	—	1,059	1,345
Non-employee equity-based compensation	—	—	—	—	—	—	—	—	—	110	110
Common Unit redemption	—	1,159,707	(1,159,707)	—	—	—	—	434	—	(434)	—
Effect of Business Combination adjustment	—	—	—	—	—	—	—	(115)	—	(338)	(453)
Net loss	—	—	—	—	—	—	—	—	(4,043)	(12,059)	(16,102)
Balance at September 30, 2022	$—	53,765,690	157,794,609	—	$5	$16	$—	$128,850	$(98,546)	$84,145	$114,470

BRC Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
(unaudited)

	Nine Months Ended September 30,
	2022	2021
Operating activities
Net loss	$(318,014)	$(9,238)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,055	2,000
Equity-based compensation	4,584	2,647
Non-employee equity-based compensation	849	1,115
Amortization of debt issuance costs	281	267
Bad debt recovery	—	(51)
Change in fair value of earn-out liability	209,651	—
Change in fair value of warrant liability	56,675	—
Change in fair value of derivative liability	2,335	—
Changes in operating assets and liabilities:
Accounts receivable, net	(15,306)	(8,015)
Inventories, net	(20,061)	(7,721)
Prepaid expenses and other assets	(3,110)	(2,483)
Accounts payable	(12,811)	4,444
Accrued liabilities	11,041	4,596
Deferred revenue and gift card liability	1,286	1,530
Operating lease liability	425	—
Other non-current liabilities	149	255
Net cash used in operating activities	(78,971)	(10,654)
Investing activities
Purchases of property, plant and equipment	(19,950)	(11,755)
Net cash used in investing activities	(19,950)	(11,755)
Financing activities
Proceeds from issuance of long-term debt, net of cash paid for debt issuance costs of $53 as of September 30, 2022 and $11 as of September 30, 2021	21,540	17,222
Repayment of long-term debt	(24,467)	(9,161)
Financing lease obligations	31	(1,604)
Distribution and redemption of Series A preferred equity	(127,853)	(5,688)
Proceeds from Business Combination, including PIPE investment	337,957	—
Payment of Business Combination costs	(31,638)	—
Redemption of Class A and Class B units	(20,145)	—
Redemption of incentive units	(3,627)	—
Net cash provided by financing activities	151,798	769
Net increase (decrease) in cash and cash equivalents	52,877	(21,640)
Beginning cash and cash equivalents	18,334	35,632
Ending cash and cash equivalents	$71,211	$13,992

BRC Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)
(unaudited)
	Nine Months Ended September 30,
	2022	2021
Non-cash operating activities
Recognition of right-of-use operating lease assets	$14,915	$—

Non-cash investing and financing activities
Series A preferred exchange for PIPE shares	$26,203	$—
Series A preferred equity distribution and related discount amortization	5,390	14,681
Issuance of note payable for repurchase of member units	—	2,953
Accrued capital expenditures	135	478
Capital expenditures financed through credit facilities and capital leases	—	42

Supplemental cash flow information
Cash paid for income taxes	$255	$150
Cash paid for interest	$903	$528
See notes to consolidated financial statements.

BRC Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except unit/share and per unit/share amounts)
(unaudited)

1.Organization and Nature of Business

BRC Inc., a Delaware public benefit corporation ("BRC Inc."), previously entered into a Business Combination Agreement, dated as of November 2, 2021, as amended by the First Amendment to Business Combination Agreement, dated as of January 4, 2022 ( the "First Amendment" and the Business Combination Agreement as so amended, the "Business Combination Agreement"), each by and among BRC Inc., SilverBox Engaged Merger Corp I, a Delaware corporation ("SilverBox"), Authentic Brands LLC, a Delaware limited liability company ("Authentic Brands"), and certain other parties thereto. On February 9, 2022, as contemplated by the Business Combination Agreement, a series of transactions (the "Business Combination") were completed for an estimated value of $1,839,815 as a result of which Authentic Brands became a subsidiary of BRC Inc., with BRC Inc. acting as sole managing member thereof as a public benefit corporation.

BRC Inc. conducts substantially all of its business through its solely managed subsidiary, Authentic Brands, and its subsidiaries which are consolidated in these financial statements. Authentic Brands, through its wholly owned subsidiaries, purchases, roasts, and sells high quality coffee, coffee accessories, and branded apparel through its online channels and business networks. Authentic Brands also develops and promotes online content for the purpose of growing its brands.

Unless the context indicates otherwise, references to "the Company," "we," "us" and "our" refers to BRC Inc. and its consolidated subsidiaries following the closing of the Business Combination.

2.Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company has prepared the accompanying unaudited consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. The unaudited consolidated financial statements reflect the financial position and operating results of the Company including wholly-owned subsidiaries. These financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair statement of the operating results for the interim periods. Intercompany transactions and balances have been eliminated in consolidation. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

The Business Combination was accounted for as a reverse recapitalization transaction between entities under common control, whereas Authentic Brands was considered the accounting acquirer and predecessor entity. The Business Combination was reflected as the equivalent of Authentic Brands issuing stock for the net assets of SilverBox, accompanied by a recapitalization with no incremental goodwill or intangible assets recognized.

Authentic Brands was determined to be the predecessor entity to the Business Combination based on a number of considerations, including:

•Authentic Brands former management making up the majority of the management team of BRC Inc.;
•Authentic Brands former management nominating or representing the majority of BRC Inc.'s board of directors;
•Authentic Brands representing the majority of the continuing operations of BRC Inc.; and
•The chief executive officer of Authentic Brands having voting control of the combined company.

Use of Estimates

The preparation of unaudited consolidated financial statements in conformity with US GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the unaudited consolidated financial statements and accompanying notes. Such estimates include but are not limited to estimated losses on accounts receivable, inventory reserves, undiscounted future cash flows and the fair value of assets or asset groups for the purpose of assessing impairment of long-lived assets, liabilities for contingencies, equity-based compensation, estimates for sales returns and related allowance, deferred revenue, and measurement and realization of deferred tax assets. Actual results could differ materially from those estimates.

Revenue from Contracts with Customers

The following table disaggregates revenue by sales channel:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Direct to Consumer ("DTC")	$38,082	$37,512	$113,376	$115,656
Wholesale	32,247	19,459	78,173	38,608
Outpost	5,165	3,135	16,146	6,989
Total net sales	$75,494	$60,106	$207,695	$161,253

Substantially all revenue is derived from customers located in the United States. One customer represented 13% of total revenue for the three months ended September 30, 2022 and no single customer represented more than 10% of revenue for the three months ended September 30, 2021. No single customer represented more than 10% of revenue for the nine months ended September 30, 2022 and 2021.

Loyalty Rewards Program

In August 2020, the Company established its Loyalty Points rewards program (the “Loyalty Program”), which is primarily a spend-based program. The Company’s customers who establish an online account are enrolled in the Loyalty Program. Customers can participate at two different levels under the Loyalty Program. Subscription customers (customers in the BRCC Coffee Club or subscribed to another subscription product type) are considered to be in the highest tier and earn 3% on purchases. Non-subscription customers earn 1% on purchases in the second tier. In addition to earning points on purchases, customers can earn points through certain other activities. The Company reserves the right in its sole discretion to modify, change, add, or remove point-earning activities at any time. Under the Loyalty Program, customers may redeem rewards as they reach minimum thresholds, each threshold providing access to different rewards. The Company reserves the right in its sole discretion to modify, change, add, or remove rewards and their points' thresholds at any time. Loyalty Points will expire if there is no account activity (i.e., if there is no new purchase made or order placed) for a period of twelve months. Conversion of rewards are non-changeable after redemption, have no cash value, and are nontransferable. A portion of rewards are expected to expire and not be redeemed and will be recognized as breakage income over time. Based on historical expiration rates, the Company estimates a certain percentage of rewards to expire and reassesses this estimate on a quarterly basis.

The Company defers revenue associated with the points earned through purchases that are expected to be redeemed, net of estimated unredeemed loyalty points. When a customer redeems an earned reward, the Company recognizes revenue for the redeemed product and reduces the related deferred revenue liability. The deferred revenue liability is included in “Deferred revenue and gift card liability” on the consolidated balance sheets.

For those points that are earned through other activities, the Company recognizes the redemption of these points as a discount to the transaction price at time of sale.

The following table provides information about deferred revenue, gift cards, and Loyalty Program, including significant changes in deferred revenue balances:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Balance at beginning of period	$8,010	$5,221	$7,334	$4,615
Sales of gift cards	393	105	751	313
Redemption of gift cards	(317)	(93)	(620)	(330)
Increase from deferral of revenue	3,411	3,269	3,411	3,269
Decrease from revenue recognition	(3,335)	(2,973)	(3,586)	(3,507)
Loyalty Program points earned	632	864	1,880	2,298
Loyalty Program points redeemed/expired	(174)	(248)	(550)	(513)
Ending balance as of period	$8,620	$6,145	$8,620	$6,145

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents also include proceeds due from credit card transactions with settlement terms of less than five days. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and it believes credit risk to be minimal.

Accounts Receivable

Accounts receivable consist primarily of trade amounts due from business customers at period end. Accounts receivable are recorded at invoiced amounts and do not bear interest. From time to time, the Company grants credit to some of its business customers on normal credit terms. The Company maintains an allowance for doubtful accounts receivable based upon its business customers’ financial condition and payment history, and its historical collection experience and expected collectability of accounts receivable. The allowance for doubtful accounts receivable was $112 as of September 30, 2022 and December 31, 2021, respectively.

Inventories

Inventories are stated at the lower of standard cost, which approximates first in, first out, or net realizable value. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. Finished goods includes allocations of labor and occupancy expenses.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost with depreciation calculated using the straight-line method over the estimated useful lives of the related assets or the term of the related finance lease, whichever is shorter. Leasehold improvements are amortized over the shorter of the term of the related leases or estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs are charged to earnings as incurred; significant renewals and improvements are capitalized.

Estimated useful lives are as follows:

	Estimated Useful Lives
Land	—
Building and Leasehold improvements	5	—	39 years
Computer equipment and software	3 years
Machinery and equipment	5	—	15 years
Vehicles	5 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and identifiable intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future undiscounted pre-tax cash flows of the related operations. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. For the three months and nine months ended September 30, 2022 and 2021, no impairment loss was recognized.

Earn-out Liability

The earn-out shares that were payable in Common Units (as defined below) of Authentic Brands pursuant to the Business Combination Agreement were recorded as a liability under ASC 480 and the earn-out shares that were payable in BRC Inc. common stock pursuant to the Business Combination Agreement were recorded as a liability under ASC 815. The earn-out liability was initially measured at fair value at the closing of the Business Combination using a Monte Carlo simulation in an option pricing framework that simulated the future path of the Company's stock price over the earn-out period. The earn-out shares vested in March and April 2022. The Company recognized the earn-out shares as liabilities at fair value and adjusted the earn-out shares to fair value at each reporting period. The earn-out liabilities were subject to re-measurement at each balance sheet date until vesting, and any change in fair value was recognized in the Company’s unaudited consolidated statement of operations.

Warrant Liability

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company had public and private warrants, both of which did not meet the criteria for equity classification and were accounted for as liabilities. Accordingly, the Company recognized the warrants as liabilities at fair value and adjusted the warrants to fair value at each reporting period with any changes in fair value recognized in the Company’s unaudited consolidated statement of operations. The public and private warrants were redeemed in May 2022.

Income Taxes

The Company applies guidance issued by the Financial Accounting Standards Board ("FASB") that clarifies accounting for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

As part of the Business Combination, the Company entered into a Tax Receivable Agreement ("TRA") with certain shareholders that requires the Company to pay to such shareholders approximately 85% of the calculated tax savings based on the portion of basis adjustments on future exchanges of units of Authentic Brands that we anticipate to be able to utilize in future years. We have determined it is more likely than not that we will be unable to utilize our deferred tax assets ("DTAs") subject to the TRA; therefore, we have not recorded a liability under the TRA.

The Company has completed an analysis of its tax positions and believes there are no uncertain tax positions that would require recognition in the consolidated financial statements for the three and nine months ended September 30, 2022 and 2021. The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date. The federal income tax position taken for each of the subsidiaries organized as limited liability companies for any years open under the various statutes of limitations is that they will continue to be exempt from income taxes by virtue of being a pass-through entity. The statute of limitations for federal income tax returns are open from the period ended December 31, 2019. The statute of limitations for the state income tax returns are generally open from the period ended December 31, 2018.

Equity-Based Compensation

The Company recognizes the cost of equity-based compensation on stock options, restricted stock units ("RSU"), and incentive unit awards based on the fair value estimated in accordance with FASB ASC 718, Stock Based Compensation ("ASC 718"). The Company records equity-based compensation expense based on the fair value of equity awards at the grant date and recognizes compensation expense on a straight-line basis over the vesting period. The assumptions used to calculate the fair value of equity awards granted are evaluated and revised, as necessary, to reflect the Company’s historical experience and current market conditions. For more information, see Note 12, Equity-Based Compensation.

Concentrations of Credit Risk

The Company’s assets that are potentially subject to concentrations of credit risk are cash and accounts receivable. The accounts receivable of the Company are spread over a number of customers, of which two customers accounted for 57% of total outstanding receivables as of September 30, 2022 and one customer accounted for 19% of total outstanding receivables as of December 31, 2021. The Company performs ongoing credit evaluations as to the financial condition of its customers and creditors with respect to trade accounts.

Marketing and Advertising Expenses

The Company’s marketing and advertising expenses are primarily internet marketing expenses, commercial sponsorships and advertising time slots. Marketing expenses are recognized as incurred based on the terms of the individual agreements, which are generally, but not limited to: a commission for traffic driven to its websites that generate a sale, programmatic targeting advertisements, national television and radio advertisements, or payments to social media influencers. We may also enter into marketing service agreements with third party production and content providers where we prepay for certain services or deliverables and recognize the expense when the service is completed. Prepaid marketing and advertising expenses totaled $2,917 and $1,941 as of September 30, 2022 and December 31, 2021, respectively.

Fair Value Measurements

The Company’s financial instruments consist primarily of accounts receivable, accounts payable and long-term debt. The carrying amounts of accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of variable rate long-term debt is based upon the current market rates for debt with similar credit risk and maturity, which approximated its carrying value, as interest is based upon the Bloomberg Short Term Bank Yield Index ("BSBY") or Prime rates plus an applicable floating margin. In measuring fair value, the Company reflects the impact of credit risk on liabilities, as well as any collateral. The Company also considers the credit standing of counterparties in measuring the fair value of assets.

The Company uses any of three valuation techniques to measure fair value: the market approach, the income approach, and the cost approach in determining the appropriate valuation technique based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

The Company follows the provisions of ASC 820, Fair Value Measurements (ASC 820) for non- financial assets and liabilities measured on a non-recurring basis.

The inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in the Company’s valuation techniques and classifies those inputs in accordance with the fair value hierarchy established by applicable accounting guidance, which prioritizes those inputs. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Series A Preferred Equity

The Company accounted for its preferred equity as temporary equity, given the Series A preferred units were probable of becoming redeemable (i.e., exercise of the exit rights is the passage of time). The Series A preferred units have been subsequently remeasured by accreting changes in the redemption value from the date of issuance to the expected redemption date using the effective interest method. The Series A preferred units were redeemed in February 2022 in connection with the Business Combination. For more information, see Note 11, Series A Preferred Equity and Derivative Liability.

Comprehensive Income (Loss)

Comprehensive income (loss) is equivalent to net income (loss) in each of the periods presented. As such, no statement of comprehensive income (loss) is presented.

New Accounting Pronouncements

On January 1, 2022, the Company adopted a new standard from the FASB which simplified guidance on an issuer's accounting for convertible instruments and contracts in an entity's own equity. It also amended certain guidance related to the computation of earnings per share for convertible instruments and contracts in an entity's own equity. There was no material impact to the Company's financial statements as a result of this adoption.
On January 1, 2022, the Company adopted new guidance from the FASB on the recognition and measurement of leased assets and liabilities utilizing the modified retrospective approach. As a result, the prior period information reported under the previous lease guidance has not been restated.

As permitted under the new guidance, the Company elected certain practical expedients, which allowed us to retain our prior conclusions regarding lease identification, classification and initial direct costs. For our lease agreements with lease and non-lease components, we elected the practical expedient to account for these as a single lease component for all underlying classes of assets. Upon adoption, we elected to use hindsight for our existing leases in determining lease term and in assessing impairment. Additionally, for short-term leases with an initial lease term of 12 months or could reasonably be certain will not be exercised or material to the financial statements, we elected to not record right-of-use assets or corresponding lease obligations on our consolidated balance sheet. We will continue to record rent expense for each short-term lease on a straight-line basis over the lease term.

The new guidance had a material impact on our consolidated balance sheet; however, it did not have a material impact on our unaudited consolidated statement of operations. The most material impact was the recognition of right-of-use assets of $7,560, with corresponding lease liabilities of $7,689 relating to our operating leases. Existing deferred rent of approximately $129, previously recorded within other long-term liabilities, was recorded as an offset to our gross operating lease right-of-use assets. See Note 7, Leases, for further discussion regarding the adoption of this guidance.

3.Inventories

Inventories consist of the following:

	September 30,	December 31,
	2022	2021
Coffee:
Unroasted	$3,432	$2,578
Finished Goods	9,308	6,681
Ready-to-Drink	18,836	3,727
Apparel and other merchandise	9,357	7,886
Total inventories	$40,933	$20,872

4.Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	September 30,	December 31,
	2022	2021
Land	$2,196	$2,196
Building and leasehold improvements	15,181	11,273
Computer equipment and software	4,500	3,474
Machinery and equipment	9,908	8,323
Vehicles	1,065	1,057
Furniture and fixtures	1,696	961
Construction in progress	21,906	9,236
	56,452	36,520
Less: accumulated depreciation and amortization	(8,415)	(5,406)
Total property, plant and equipment, net	$48,037	$31,114

The portion of depreciation expense related to production and distribution facilities is included in cost of goods sold including occupancy costs on the unaudited consolidated statements of operations. Depreciation expense recorded in cost of goods sold and general and administrative expenses was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of goods sold	$207	$209	$619	$549
General and administrative	825	634	2,411	1,434
Total depreciation expense	$1,032	$843	$3,030	$1,983

The total depreciation expense for internal use software included in the above table was $183 and $549 for the three and nine months ended September 30, 2022, respectively, compared to $281 and $615 for the three and nine months ended September 30, 2021, respectively.

Substantially all long-lived assets are located in the United States.

5.Accrued Liabilities

Accrued liabilities consist of the following:

	September 30,	December 31,
	2022	2021
Accrued compensation and benefits	$7,317	$2,799
Accrued marketing	1,198	3,323
Accrued Series A preferred equity distribution	—	2,650
Accrued freight	693	1,912
Accrued sales taxes	916	1,364
Accrued inventory purchases	12,944	1,492
Credit card liabilities	899	4,759
Other accrued expenses	6,657	3,934
Total accrued liabilities	$30,624	$22,233

6.Long-Term Debt

The Company’s credit facilities and related balances were as follows:

	September 30,	December 31,
	2022	2021
Mortgages	$7,173	$7,380
Equipment financing loan	3,336	5,067
Equipment term loan	3,929	—
Retail facility	1,876	1,904
Credit facility	14,000	8,000
Promissory note	—	10,000
Notes payable	3,540	2,779
Total principal	33,854	35,130
Less debt issuance costs	(210)	(439)
Total debt, net	$33,644	$34,691

Current maturities:
Current maturities of principal	$16,244	$12,273
Less current portion of debt issuance costs	(81)	(294)
Current maturities of long-term debt, net	$16,163	$11,979
Long-term debt:
Non-current principal	$17,610	$22,857
Non-current portion of debt issuance costs	(129)	(145)
Long-term debt, net	$17,481	$22,712

Future contractual maturities of credit facilities as of September 30, 2022 are as follows:

Remainder of 2022	$294
2023	16,977
2024	2,885
2025	7,220
2026	3,542
Thereafter	2,936
$33,854

Debt Issuance Costs

The Company capitalizes fees associated with the origination of its credit facilities which are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the related loans. The debt issuance costs are amortized using the effective interest method. Amortization of debt issuance costs was $20 and $281 for the three and nine months ended September 30, 2022, respectively, and $13 and $267 for the three and nine months ended September 30, 2021, respectively. These costs are included in interest expense in the unaudited consolidated statements of operations.

Credit Lines

The equipment financing loan is secured by the equipment financed and is at an interest rate of the BSBY plus 3.50%. As of September 30, 2022, the Company has available credit under the equipment financing loan and the retail facility of $5,871 and $4,124, respectively.

Upon the closing of the Business Combination, Authentic Brands' credit facility borrowings of $8,000 were paid off.

In July 2022, the Company borrowed $14,000 on the Authentic Brands' credit facility and the amount of borrowings available was $11,000 as of September 30, 2022.

Equipment Term Loan

In August 2022, borrowings under the equipment financing loan of $4,043 were converted into the Equipment Term Loan (the “Term Loan”). The Term Loan is secured by the equipment financed and matures in June 2029 bearing an interest rate of 6.88%.

Promissory Note

In January 2022, Authentic Brands borrowed $5,000 under a promissory note. In February 2022, Authentic Brands repaid the $15,000 outstanding on the promissory note and the promissory note was terminated.

Notes Payable

In January 2022, Authentic Brands entered into a note payable agreement for $1,599 at an interest rate of 1.30% per annum to repurchase incentive units from a former employee. The note matures on January 14, 2026. The loan is payable in four annual installments of principal commencing on January 14, 2023.

In May 2022, Authentic Brands fully repaid a note payable agreement for $272.

In July 2022, Authentic Brands made a note payable payment of $566.

Guaranty

In March 2022, BRC Inc. entered into a Guaranty Agreement to guaranty payment of all the Authentic Brands' outstanding mortgage loans, equipment financing loan, the retail facility, and the credit facility.

7.Leases

The following significant lease accounting policies from 2021 Form 10-K have been updated to reflect the adoption of FASB's new guidance on the recognition and measurement of leases.

The majority of our leases are operating leases for our company-operated Outposts. We also lease distribution and warehouse facilities. We do not enter into material lease transactions with related parties. We categorize leases as either operating or finance leases at the commencement date of the lease. Operating lease agreements may contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. We have lease agreements with lease and non-lease components, which are accounted for together as a single lease component for all underlying classes of assets.

We recognize a right-of-use (“ROU”) asset and lease liability for each operating and finance lease with a contractual term greater than 12 months at the time of lease inception. We do not record leases with an initial term of 12 months or less on our consolidated balance sheet but continue to record rent expense on a straight-line basis over the lease term. Our leases often include options to extend or terminate at our sole discretion, which are included in the determination of lease term when they are reasonably certain to be exercised.

Our lease liability represents the present value of future lease payments over the lease term. We cannot determine the interest rate implicit in each of our leases. Therefore, we use market and term-specific incremental borrowing rates. Our incremental borrowing rate for a lease is the rate of interest we expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. We considered a combination of factors, including the rates that we currently pay on our lines of credit, lease terms and the effect of adjusting the rate to reflect the term consideration of collateral. Our credit-adjusted risk-free rate takes into consideration the interest rate we pay on our Retail Facility.

Total lease costs recorded as rent and other occupancy costs include fixed operating lease costs and short-term lease costs. Our real estate leases may require we pay certain expenses, such as common area maintenance (CAM) costs, real estate taxes and other executory costs, of which any fixed portion is included in operating lease costs. We recognize operating lease costs on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. A significant majority of our leases are related to our company-operated Outposts, and their related costs are recorded within General and administrative expenses on the statement of operations.

The ROU asset is measured at the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, initial direct costs, and any material tenant improvement allowances received. For operating leases, ROU assets are reduced over the lease term by the recognized straight-line lease expense less the amount of accretion of the lease liability determined using the effective interest method. For finance leases, ROU assets are amortized on a straight-line basis over the shorter of the useful life of the leased asset or the lease term. Interest expense on each finance lease liability is recognized utilizing the effective interest method. ROU assets are tested for impairment in the same manner as long-lived assets. Additionally, we monitor for events or changes in circumstances that may require a reassessment of one of our leases and determine if a remeasurement is required.

The components of lease costs:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2022	2022
Operating leases costs	$259	$1,055
Short-term lease costs	123	149
Total lease costs	$382	$1,204

The following table includes supplemental information:

September 30,
2022
Weighted-average remaining operating lease term	9
Weighted-average operating lease discount rate	4.56%

Cash paid related to operating lease liabilities was $1,092 for the nine months ended September 30, 2022.

The total operating lease liability arising from ROU assets was $7,794 for the nine months ended September 30, 2022. This amount excludes the initial impact of adoption. See Note 2, Summary of Significant Accounting Policies, for additional information.

Finance lease assets are recorded in property, plant, and equipment, net with the corresponding finance lease liabilities on the consolidated balance sheet. Finance leases were immaterial as of September 30, 2022.

Minimum future maturities of operating lease liabilities as of September 30, 2022 were as follows:

Remainder of 2022	$893
2023	5,830
2024	6,919
2025	6,867
2026	6,902
Thereafter	75,361
Total lease payments	102,772
Less imputed interest	(28,432)
Total	$74,340

As of September 30, 2022, we have entered into operating leases that have not yet commenced of $64,322, primarily related to real estate leases. These leases will commence between fiscal year 2022 and fiscal year 2024 with lease terms of 10 years to 20 years.

Previous Lease Guidance Disclosures

Rent expense for operating lease agreements under the previous lease guidance, which excludes certain amounts required under the new guidance, was $113 and $563 for the three months and nine months ended September 30, 2021, respectively.

The minimum future rental payments under non-cancelable operating leases and finance leases under the previous lease guidance as of December 31, 2021:

	Operating Leases	Finance Leases
Year ending December 31:
2022	$2,966	$106
2023	3,233	95
2024	3,381	102
2025	3,323	50
2026	3,358	4
Total minimum lease payments	$16,261	$357

Finance Leases:
Less amount representing interest		44
Present value of net minimum lease payments		313
Less current portion		85
Finance lease obligations, net of current maturities		$228

8.Earn-out Liability

At closing of the Business Combination, certain stockholders were entitled to receive up to 21,241,250 earn-out shares, in the form of Common Units of Authentic Brands and Class A Common Stock of the Company, if certain milestones were satisfied. A total of 50% of the earn-out shares were issuable ("First Tier Vesting Event"), in the aggregate, if the volume weighted average trading price of the Company's Class A Common Stock was $15.00 or greater for any 20 trading days within a period of 30 trading days prior to the fifth anniversary of the closing of the Business Combination. The remaining 50% of earn-out shares were issuable ("Second Tier Vesting Event"), in the aggregate, if the volume weighted average trading price of the Company’s Class A Common Stock was $20.00 or greater for any 20 trading days within a period of 30 trading days prior to the seventh anniversary of the closing of the Business Combination.

In March 2022, the First Tier Vesting Event occurred, as a result of which 694,062 shares of Class C Common Stock (as defined below) were exchanged for 694,062 shares of Class A Common Stock and 9,926,563 Restricted Common Units (as defined below) of Authentic Brands were converted into Common Units of Authentic Brands and BRC Inc. issued 9,926,563 shares of Class B Common Stock to the holders thereof.

In April 2022, the Second Tier Vesting Event occurred, as a result of which 694,063 shares of Class C Common Stock were exchanged for 694,063 shares of Class A Common Stock and 9,926,562 Restricted Common Units of Authentic Brands were converted into Common Units of Authentic Brands and BRC Inc. issued 9,926,562 shares of Class B Common Stock to the holders thereof.

The earn-out liabilities were initially measured at fair value at the closing of the Business Combination and subsequently remeasured at the end of the each reporting period and vesting dates. The changes in fair value of the earn-out liabilities were recorded as Non-operating income (expense), net in the unaudited consolidated statement of operations.

The following table is a summary of the earn-out liability changes in fair value and the reported balances:

Total
Initial fair value, as of February 9, 2022	$218,678
Loss on change in fair value	171,098
First Tier Vesting Event	(172,372)
Loss on change in fair value	38,553
Second Tier Vesting Event	(255,957)
Balance as of September 30, 2022	$—

9.Warrant Liability

In connection with the Business Combination, the Company assumed from SilverBox 11,499,974 public warrants (the "Public Warrants") and 6,266,667 private placement warrants (the "Private Placement Warrants" and, together with the Public Warrants, the "Warrants"). Each Warrant entitled its holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments.

In May 2022, the Company redeemed all of its outstanding Warrants in accordance with the warrant agreement. During the redemption period, the holders of Warrants had the option to exercise the Warrants on a “cashless” basis to receive 0.361 shares of Class A Common Stock per Warrant in lieu of receiving the redemption price. In connection with the redemption, 11,396,726 Public Warrants and 6,266,667 Private Placement Warrants, representing approximately 99% of the Public Warrants and 100% of the Private Placement Warrants, respectively, were exercised on a cashless basis in exchange for an aggregate of 6,376,346 shares of Class A Common Stock. A total of 103,218 Public Warrants remained unexercised in May 2022 and such unexercised Public Warrants were redeemed for an aggregate redemption price of $10, representing a redemption price of $0.10 per Warrant. Following the redemption, the Company had no Warrants outstanding. In connection with the redemption, the Warrants ceased trading on the New York Stock Exchange and were delisted.

The Warrant liabilities were initially measured at fair value at the closing of the Business Combination and subsequently remeasured at the end of the each reporting period. The changes in fair value of the Warrant liabilities were recorded as Non-operating income (expense), net in the unaudited consolidated statement of operations.

The following table is a summary of the Warrants changes in fair value and the reported balances:

Total
Initial fair value, as of February 9, 2022	$36,484
Loss on change in fair value	62,110
Gain on change in fair value	(5,435)
Warrant redemption	(93,159)
Balance as of September 30, 2022	$—

10.Stockholders’ Equity

In conjunction with the Business Combination, 18,769 class A common units and 73,890 class B common units of Authentic Brands (the holders thereof, the "Existing Members") were converted into an aggregate of 139,106,323 common units in Authentic Brands (the “Common Units”) and 19,853,125 restricted common units in Authentic Brands (the “Restricted Common Units”). The Existing Members also received 139,106,323 shares of Class B Common Stock of the Company.

Subsequent to the Business Combination, the Company's authorized capital stock consists of 2,802,500,000 shares including (i) 2,500,000,000 shares of Class A Common Stock, (ii) 300,000,000 shares of Class B Common Stock, (iii) 1,500,000 shares of Class C common stock, par value $0.0001 per share (the "Class C Common Stock"), and (iv) 1,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). The Class C Common Stock is divided into two series as follows: (a) 750,000 shares of Series C-1 Common Stock, par value $0.0001 per share; and (b) 750,000 shares of Series C-2 Common Stock, par value $0.0001 per share.

Holders of the Company's Class A Common Stock and the Class B Common Stock are each entitled to one vote per share, and holders of the Class C Common Stock do not have any voting rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A Common Stock are entitled to receive dividends and other distributions as may from time to time be declared by the our board of directors at its discretion out of legally available Company assets, ratably in proportion to the number of shares held by each such holder, and at such times and in such amounts as the board of directors in its discretion may determine. No dividends or other distributions will be declared or paid on the Class B Common Stock or the Class C Common Stock.

A holder of Class B Common Stock may transfer or assign shares of Class B Common Stock only if such holder also simultaneously transfers an equal number of such holder’s Common Units in compliance with and as permitted by the Third Amended and Restated Limited Liability Company Operating Agreement of Authentic Brands (the "LLC Agreement").

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of debts and other liabilities and after the rights of holders of preferred stock, if any, have been satisfied, the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

The board of directors of the Company may establish one or more classes or series of preferred stock. Our board of directors may determine, with respect to any class or series of preferred stock, the terms and rights of such class or series. We currently do not have any preferred stock issued and outstanding.

Common Units are entitled to share in the profits and losses of Authentic Brands and to receive distributions declared and have no voting rights. Holders of Common Units receive one share of Class B Common Stock, which are voting, non-economic shares in the Company, for each Common Unit they own. From and after a lock-up period and subject to the terms of the LLC Agreement, the Common Unit holders have the option to redeem all or any portion of their Common Units. However, upon redemption, BRC Inc.'s board of directors determines whether the Common Units are redeemed in cash or Class A Common Stock.

Common Units that are redeemed for shares, are exchanged for a number of Class A Common Stock equal to the number of exchanged Common Units. Simultaneously, a number of Class B Common Stock held by the unitholder is surrendered equal to the number of Common Units being redeemed. For Common Units redeemed for cash, cash redemption may only be effected if a concurrent fundraising activity takes place by the Company.

Non-Controlling Interests

Non-controlling interests represents the ownership interests in Authentic Brands held by holders other than BRC Inc. The Business Combination occurred on February 9, 2022. As a result, net loss for the nine months ended September 30, 2022 was attributed to pre-Business Combination period from January 1, 2022 through February 8, 2022 and to the post-Business Combination period from February 9, 2022 through September 30, 2022. During the pre-Business Combination period, net loss was attributable to Authentic Brands. During the post-Business Combination period, net loss was attributable to BRC Inc. and its respective non-controlling interests. Following the Business Combination, BRC Inc.’s ownership percentage in Authentic Brands controlling and non-controlling interests was 22.5% and 77.5%, respectively.

11.Series A Preferred Equity and Derivative Liability

In January 2022, the Company entered into the First Amendment to the Business Combination Agreement, which modified the terms of the Applicable Premium (as defined below) that was payable upon the redemption of the Series A preferred units prior to December 31, 2022. Under the amended terms, the Applicable Premium shall be allocated by the Company as follows: (i) if the Applicable Premium was payable to the former holders of Existing Company Preferred Units (as defined in the First Amendment), then the Company shall use all of the proceeds from the Applicable Premium to pay the Applicable Premium to the former holders of Existing Company Preferred Units on a pro rata basis; and (ii) if the Applicable Premium was not payable to the former holders of Existing Company Preferred Units, then (A) the Company shall issue the Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker Corp (each, as defined in the First Amendment)) on a pro rata basis, (B) BRC Inc. shall issue (1) a number of shares of Class B Common Stock equal to the number of Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker Corp) on a pro rata basis and (2) the Supplemental Pubco Class A Shares to the Blocker Corp Shareholders on a pro rata basis (each, as defined in the First Amendment), and (C) the Company shall release the Applicable Premium held in the Applicable Premium Account (as defined in the First Amendment) to the Company to make such funds available for use as general working capital funds.

For the purpose of determining whether the Applicable Premium shall be payable or not payable to the former holders of Existing Company Preferred Units, (x) the threshold of $1.25 billion equity value of the Company, as referenced in Section 8.13(b) of the Authentic Brands' Limited Liability Company Agreement, shall be determined using the 30-day volume-weighted average price calculated as of the later of the 30th day following the Closing Date and the date on which the Form S-1 Shelf (as defined in the Investor Rights Agreement) is declared effective by the SEC, and (y) in computing such threshold, the Common Unit Redemption Amount shall be added to the foregoing calculation of the Company’s equity value based upon the 30-day volume weighted average price.

We analyzed the amendment to the Series A preferred units and determined that the amendment should be accounted for prospectively as a modification to the Series A preferred units. Additionally, as part of our assessment, we further considered whether the amendment resulted in any additional embedded features being bifurcated and accounted for separately as a freestanding derivative in accordance with ASC 815.

Based on our analysis, we determined that the amendment to the Applicable Premium resulted in multiple redemption features which require the payment of the Applicable Premium as part of the settlement amount to be bifurcated from the Series A preferred units and accounted for separately as a freestanding derivative. The guidance in ASC 815 requires that in instances where multiple embedded features are bifurcated from the host contract, the bifurcated features shall be combined into a single compound derivative. Accordingly, the Company recognized the compound derivative at fair value and adjusted the compound derivative to fair value at each reporting period. The compound derivative was subject to re-measurement at each balance sheet date until the settlement of the derivative occurred with any changes in fair value recognized in the Company’s unaudited consolidated statement of operations.

In February 2022, in conjunction with the Business Combination, the Series A preferred units were redeemed for $134,698, including $8,265 of applicable premium that was placed in an escrow account and reported as restricted cash (the "Applicable Premium"). The remaining $26,203 of Series A preferred units were exchanged for shares of Class A Common Stock in connection with the Business Combination.

In May 2022, upon effectiveness of the Company's registration statement on Form S-1, 820,310 Common Units in Authentic Brands, representing the Supplemental Company Common Units, and an equal number of shares of Class B Common Stock, as well as 6,196 shares of Class A Common Stock, representing the Supplemental Pubco Class A Shares, were issued in connection with the vesting of the Applicable Premium. In conjunction with the vesting, the Applicable premium restricted cash balance became unrestricted.

The following table is a summary of the derivative liability changes in fair value and the reported balance:

Total
Initial fair value, as of February 9, 2022	$9,741
Loss on change in fair value	7,506
Gain on change in fair value	(5,172)
Applicable Premium vesting	(12,075)
Balance as of September 30, 2022	$—

12.Equity-Based Compensation

Authentic Brands' maintained an equity incentive plan (the “Plan”) under which it could grant incentive units (“Incentive Units”) to employees or non-employee directors. In connection with the Plan, 200,000 non-voting units have been authorized. These units may contain certain service and performance related vesting provisions. The Incentive Units are awarded to eligible employees and non-employee directors and entitle the grantee to receive non-voting member units upon vesting, subject solely to the employee’s continuing employment or the non-employee director’s continuing service on the board.

In connection with the Business Combination, BRC Inc. adopted the 2022 Omnibus Incentive Plan ("Omnibus Plan"), which replaced the Plan, and the 2022 Employee Stock Purchase Plan.

On February 9, 2022, the Company granted 548,235 stock options to employees under the Omnibus Plan that vest ratably over three years and expire after seven years. The grant date estimated fair value of the stock options was based upon a Black Scholes model valuation of the options at the grant date. The stock options have a strike price of $10.00. The following assumptions were utilized in determining the fair value of the units at the grant date:

Expected dividend	—
Expected volatility	50%
Risk-free interest rate	1.76%
Options term years	7

The computation of expected volatility is based on a weighted average of comparable public companies within the Company’s industry. Expected term assumption is based on the mid-point between vesting and maturity of the stock options. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities of comparable terms. The Company does not anticipate paying dividends in the foreseeable future. The Company recognizes pre-vesting forfeitures as they occur rather than estimate the forfeiture rate at the grant date.

In connection with the Business Combination, 28,990 Incentive Units under the Plan fully vested and converted into Common Units in Authentic Brands that allow for their exchange into Class A Common Stock of BRC Inc. The Company recognized $1,856 of compensation costs as a result of the accelerated vesting of incentive units under the "Change in Control" provision of the Plan. The Company accounted for the accelerated vesting of the Incentive Units as a modification. However, because the fair value of the modified awards was the same immediately before and after the modification, no incremental compensation expense was recognized.

On May 2, 2022, the Company granted 400,775 RSU awards to employees and non-employee directors under the Omnibus Plan that vest ratable over three years. The grant date fair value was $13.70 per RSU and was based on the closing price of the Class A Common Stock of BRC Inc.

As of September 30, 2022, total unrecognized equity-based compensation expense related to Incentive Units, stock options and RSUs to be recognized over a weighted average period of approximately 3 years was $12,753.

13.Income Taxes

We are subject to U.S. federal and state taxes with respect to our allocable share of any taxable income or loss of Authentic Brands, as well as any stand-alone income or loss we generate. Authentic Brands is treated as a partnership for U.S. income tax purposes and for most applicable state and local income tax purposes and generally does not pay income taxes in most jurisdictions. Instead, Authentic Brands' taxable income or loss is passed through to its members, including us.
Our effective tax rate in 2022 differs from the U.S. federal statutory rate primarily due to changes in the valuation allowance and non-controlling interest.

Based primarily on our limited operating history and Authentic Brands' historical losses, we believe there is a significant uncertainty as to when we will be able to use our deferred tax assets ("DTAs"). Therefore, we have recorded a valuation allowance against the DTAs for which we have concluded it is more likely than not that they will not be realized.

14.Net Loss per Share

Basic net loss per share is calculated by dividing net loss attributable to Class A common stockholders by the weighted-average shares of Class A common shares outstanding without the consideration for potential dilutive securities. Diluted net loss per share represents basic net loss per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, warrants, Common Units and Restricted Common Units that are exchangeable into shares of Class A common stock. Diluted net loss per share is computed by dividing the net income attributable to Class A common shareholders by the weighted-average number of shares of Class A common stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable.

The Company analyzed the calculation of net loss per share for periods prior to the Business Combination on February 9, 2022 and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements, as the capital structure completely changed as a result of the Business Combination. Therefore, net loss per share information has not been presented for periods prior to the Business Combination. The basic and diluted net loss per share attributable to Class A common shareholders for the nine months ended September 30, 2022, as presented on the unaudited consolidated statements of operations, represents only the period after the Business Combination to September 30, 2022.

The following table sets forth the computation of basic and diluted net loss per share are presented below:

	Three Months Ended September 30,	Period After Business Combination Through September 30,
	2022	2022
Numerator:
Net loss	$(16,102)	$(315,323)
Less: Net loss attributable to non-controlling interests	(12,059)	(238,663)
Net loss attributable to Class A Common Stock - basic	$(4,043)	$(76,660)

Denominator:
Weighted average shares of Class A Common Stock outstanding	53,013,720	49,843,715
Net loss per share attributable to Class A common stockholders, basic and diluted	$(0.08)	$(1.54)

The Company excluded the following potentially dilutive securities, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to Class A common shareholders because including them would have had an antidilutive effect:

	Three Months Ended September 30,	Period After Business Combination Through September 30,
	2022	2022
Stock options	720,010	720,010
Common Units	157,794,609	157,794,609
RSUs	666,076	666,076
Incentive Units	16,445	16,445
	159,197,140	159,197,140

15.Commitments and Contingencies

Purchase Agreements

The Company has entered into several manufacturing and purchase agreements to purchase coffee product from third-party suppliers. The minimum purchase amounts are based on quantity and in the aggregate will be approximately $21,130 for 2022; $35,780 for 2023; and $26,480 for 2024.

Contingencies

The Company is the subject of various legal actions in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to such lawsuits, the Company accrues reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on results of operations, cash flows or financial condition.

Legal Disputes

We are currently involved, and from time to time, we may become involved, in legal proceedings relating to claims arising from the ordinary course of business and other events, including without limitation to legal proceedings relating to our deSPAC transaction. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

16.Subsequent Events

Subsequent to September 30, 2022, certain lots of the Company’s RTD products were determined not to meet the Company’s standards for flavor and texture, and the Company decided to voluntarily withdraw the related inventory from the market. As a result, we expect to issue credits of approximately $561 to affected customers and have recorded this as a reduction to revenue. In addition, the Company recorded $2,875 to cost of goods sold relating to replacing such customers’ products and the write off of affected inventory that was determined to no longer be salable. Because the conditions relating to the withdrawal existed for product that was produced as of September 30, 2022, the date of our consolidated balance sheet, these amounts were recorded in our consolidated financial statements as of such date. An additional $626 of product that was determined to not be salable was produced subsequent to September 30, 2022, and will be reflected as expense in the fourth quarter 2022.

In November 2022, Authentic Brands entered into a new senior credit facility, which includes a $65,000 revolving credit facility with a five year term (the "Senior Credit Facility"), in replacement of its existing credit facility. In connection with the entry into the Senior Credit Facility, Authentic Brands and its subsidiaries each granted a security interest in and liens upon substantially all of their assets in favor of the lender to secure obligations under the Senior Credit Facility. Additionally, prior to closing, Authentic Brands repaid the $14,000 outstanding under the existing credit facility.

The Company has completed an evaluation of all subsequent events through November 10, 2022 to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes included in Item 1 of Part I of this Form 10-Q and the annual audited consolidated financial statements, notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), contained in our 2021 Form 10-K. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause the Company's actual results to differ materially from management’s expectations.

Overview

We are a rapidly growing, veteran-controlled and led coffee and media company with a loyal and quickly expanding community of nearly 2.2 million lifetime consumers, approximately 278,000 active Coffee Club subscribers, and approximately 12.8 million social media followers across our, our co-founders’, and key media personalities’ accounts as of September 30, 2022. At Black Rifle Coffee, we develop our roast profiles with the same mission focus we learned as military members serving our country. We produce creative and engaging, cause-related media content, self produced podcasts, and digital and print journalism in-house to inform, inspire, entertain, and build our community. We also sell Black Rifle Coffee-brand apparel, coffee brewing equipment, and outdoor and lifestyle gear that our consumers proudly wear and use to showcase our brand. At the heart of everything we do is our commitment to supporting active military, veterans, first responders, and those who love America.

We utilize a three-pronged approach to craft a unique brand that resonates with our customer base and enhances brand loyalty: Inform, Inspire, and Entertain. We want our audience to love coffee as much as we do, so we strive to inform them on all the awesome facets to coffee. Every day we work to inspire our customers; we take pride in the coffee we roast, the veterans we employ, and the causes we support. We give back to the community and are committed to support those who serve. Our “Entertain” marketing strategy drives brand excitement, along with valuable customer insights and data.

We own two roasting facilities, one focused on large batch roasting and the other on small batch roasting. Our coffee beans are primarily roasted in-house in the United States to ensure consistency and quality of product. Our coffee beans have an 83-point grade rating or higher and are sourced only from the highest quality suppliers.

We have historically experienced strong revenue growth. Revenue increased to $75.5 million and $207.7 million for the three and nine months ended September 30, 2022, respectively as compared to $60.1 million and $161.3 million for the three and nine months ended September 30, 2021, respectively, representing growth of 26% and 29% respectively. The growth was primarily driven by a significant expansion of our Wholesale and Outpost sales channels.

We are a digitally native brand with an established omnichannel business model, reaching our customers through one reportable segment that is comprised of three channels: DTC, Wholesale, and Outposts. Our DTC channel includes our e-commerce business, and sales through third party digital marketplaces through which consumers order and are shipped our products. Our Wholesale channel includes products sold to an intermediary such as convenience, grocery, drug, and mass merchandise stores, as well as outdoor, do-it-yourself ("DIY"), and lifestyle retailers, who in turn sell those products to consumers. Our Outpost channel includes revenue from our company-operated and franchised Black Rifle Coffee retail coffee shop locations.

The Business Combination

In February 2022, we completed the Business Combination and as a result of the consummation of a series of mergers in connection therewith, Authentic Brands became a subsidiary of BRC Inc., with BRC Inc. acting as sole managing member thereof as a public benefit corporation. The Business Combination was accounted for as a reverse acquisition and a recapitalization of Authentic Brands. Accordingly, the Business Combination was reflected as the equivalent of Authentic Brands issuing stock for the net assets of SilverBox, accompanied by a recapitalization. Under this method of accounting, SilverBox is treated as the “acquired” company for financial reporting purposes. The net assets of SilverBox are stated at historical cost, with no goodwill or other intangible assets recorded. This accounting treatment was determined as the individual controlling Authentic Brands prior to the Business Combination also controlled the combined company post business combination.

Trends

Certain trends affecting our business within the respective sales channels are as follows:

•DTC revenue growth has slightly declined as a result of our decision to redirect investments to other growing areas of the business as we continue to experience elevated DTC customer acquisition costs. Consumer spending habits post-COVID-19 could have further negative impact on DTC revenue.
•Wholesale channel revenue has increased as we have added new customers and entered the FDM. We expect to see increased revenue within this channel as we increase investment to obtain new customers and expand in the FDM.
•Outpost channel revenue has increased as we have opened new stores during 2022. Revenue within this channel will increase as we continue to invest and open additional stores.

Components of Our Results of Operations

Revenue, net

We sell our products both directly and indirectly to our customers through a broad set of physical and online platforms. Our revenue, net reflects the impact of product returns as well as discounts and fees for certain sales programs, trade spend, promotions, and loyalty rewards.

Cost of Goods Sold

Cost of goods sold primarily includes raw material costs, labor costs directly related to producing our products including wages and benefits, shipping costs, and other overhead costs related to certain aspects of production, warehousing, fulfillment, shipping, and credit card fees.

Operating Expenses

Operating expenses consist of marketing and advertising expenses related to brand marketing campaigns through various online platforms, including email, digital, website, social media, search engine optimization, as well as performance marketing efforts including retargeting, paid search and product advertisements, as well as social media advertisements and sponsorships. Operating expenses also consist of salaries, wages, and benefits of payroll and payroll related expenses for labor not directly related to producing our products. Payroll expenses include both fixed and variable compensation. Variable compensation includes bonuses and equity-based compensation. Also included are other professional fees and services, and general corporate infrastructure expenses, including utilities and depreciation and amortization.

Comparison of the three months ended September 30, 2022 to the three months ended September 30, 2021

	Three Months Ended September 30,
	($ in thousands)
	2022	2021	$ Change	% Change
Revenue, net	$75,494	$60,106	$15,388	26%
Cost of goods sold	51,549	36,043	15,506	43%
Gross profit	$23,945	$24,063	$(118)	—%
Gross margin (gross profit as % of revenue, net)	31.7%	40.0%
Total operating expenses	$39,563	$27,209	$12,354	45%

Revenue, net

Net revenue for the three months ended September 30, 2022 increased $15.4 million, or 26%, to $75.5 million as compared to $60.1 million for the corresponding period in 2021. This increase was primarily due to increases in Ready-to-Drink ("RTD") product sales in the Wholesale channel; entry into the Food-Drug-Mass (FDM) Wholesale channel for bagged coffee and rounds products; and additional stores in the Outpost channel in 2022 as compared to 2021.

DTC channel net revenue increased $0.6 million, or 2%, to $38.1 million for the three months ended September 30, 2022 as compared to $37.5 million for the corresponding period in 2021, primarily due to an increase in pricing on bagged coffee, partially offset by lower sales from non-subscription customers.

For the three months ended September 30, 2022, net revenue from our Wholesale channel increased $12.8 million, or 66%, to $32.2 million as compared to $19.5 million for the corresponding period in 2021. The largest increase came from the entry into FDM Wholesale channel with an initial load-in order. In addition, RTD product sales increased through national distributors and retail accounts with doors nearly doubling from 35,800 at September 30, 2021 to 70,400 at September 30, 2022.

For the three months ended September 30, 2022, net revenue for our Outpost channel increased $2.0 million, or 65%, to $5.2 million as compared to $3.1 million for the corresponding period in 2021. This was primarily due to an increase in the number of company-owned Outposts which increased to eleven Outposts as of September 30, 2022 as compared to four Outposts as of September 30, 2021. This increase was partially offset by lower revenue from existing Outposts for the three months ended September 30, 2022 as compared to the corresponding period in 2021.

Cost of goods sold

For the three months ended September 30, 2022, cost of goods sold increased $15.5 million, or 43%, to $51.5 million as compared to $36.0 million for the corresponding period in 2021. The increase was driven primarily by the increase in revenue and a $2.6 million write-off of RTD product. In addition, product costs increased due to cost increases in raw coffee beans and RTD. In addition, inflation negatively impacted shipping and fulfillment costs. Product mix shift also impacted margins, as RTD has higher product costs and lower gross margins as compared to bagged coffee. Gross margin decreased 830 basis points to 31.7% for the three months ended September 30, 2022 as compared to 40.0% for the corresponding period in 2021.

Operating expenses

Operating expenses for the three months ended September 30, 2022 increased $12.4 million, or 45%, to $39.6 million as compared to $27.2 million for the corresponding period in 2021.

Marketing and advertising expenses decreased $2.4 million, or 24%, to $7.4 million for the three months ended September 30, 2022 as compared to $9.8 million for the corresponding period in 2021, primarily due to strategic reductions on advertising that are associated with lower return, partially offset by expansion of partnerships. In addition, Marketing and advertising spend has been impacted by channel mix with the revenue growth primarily coming from the Wholesale channel, which requires lower marketing spend than DTC. Salaries, wages and benefits increased $5.3 million, or 50%, to $15.8 million for the three months ended September 30, 2022 as compared to $10.5 million for the corresponding period in 2021. This increase was due to an increase in employee headcount to support our significant sales growth and investment in existing channels as we continue to build out additional revenue streams and expand product lines. In addition, general and administrative expenses increased $9.4 million, or 137%, to $16.3 million for the three months ended September 30, 2022 as compared to $6.9 million for the corresponding period in 2021. The increase is due to the additional support needed as we continue to build out additional revenue streams, expand product lines, and transition to and operate as a public company. Professional fees increased $4.8 million, or 204%, to $7.2 million for the three months ended September 30, 2022, as compared to $2.4 million for the corresponding period in 2021. The increase is primarily due to costs related to the planning and execution of our growth and productivity strategic initiatives.

Comparison of the nine months ended September 30, 2022 to the nine months ended September 30, 2021

	Nine Months Ended September 30,
	($ in thousands)
	2022	2021	$ Change	% Change
Revenue, net	$207,695	$161,253	$46,442	29%
Cost of goods sold	137,981	96,245	41,736	43%
Gross profit	$69,714	$65,008	$4,706	7%
Gross margin (gross profit as % of revenue, net)	33.6%	40.3%
Total operating expenses	$118,015	$72,518	$45,497	63%

Revenue, net

Net revenue for the nine months ended September 30, 2022 increased $46.4 million, or 29%, to $207.7 million as compared to $161.3 million for the corresponding period in 2021. This increase was primarily due to increases in RTD product sales in the Wholesale channel; entry into the FDM Wholesale channel for bagged coffee and coffee rounds products; and additional stores in the Outpost channel in 2022 as compared to 2021.

DTC channel net revenue decreased $2.3 million, or 2%, to $113.4 million for the nine months ended September 30, 2022 as compared to $115.7 million for the corresponding period in 2021, primarily due to lower sales from non-subscription customers, partially offset by an increase in pricing on bagged coffee.

For the nine months ended September 30, 2022, net revenue from our Wholesale channel increased $39.6 million, or 102%, to $78.2 million as compared to $38.6 million for the corresponding period in 2021. The largest increase came from the entry into FDM Wholesale channel with an initial load-in order. In addition, RTD product sales through national distributors and retail accounts with doors nearly doubling from 35,800 at September 30, 2021 to 70,400 at September 30, 2022.

For the nine months ended September 30, 2022, net revenue for our Outpost channel increased $9.2 million, or 131%, to $16.1 million as compared to $7.0 million for the corresponding period in 2021. This was primarily due to an increase in the number of company-owned Outposts which increased to eleven Outposts as of September 30, 2022 as compared to four Outposts as of September 30, 2021.

Cost of goods sold

For the nine months ended September 30, 2022, cost of goods sold increased $41.7 million, or 43%, to $138.0 million as compared to $96.2 million for the corresponding period in 2021. The increase was driven primarily by the increase in revenue and a $2.6 million write-off of RTD product. In addition, product costs increased due to cost increases in raw coffee beans and RTD. In addition, inflation negatively impacted shipping and fulfillment costs. Product mix shift also impacted margins, as RTD has higher product costs and lower gross margins as compared to bagged coffee. Gross margin decreased 670 basis points to 33.6% for the nine months ended September 30, 2022 as compared to 40.3% for the nine months ended September 30, 2021.

Operating expenses

Operating expenses for the nine months ended September 30, 2022 increased $45.5 million, or 63%, to $118.0 million as compared to $72.5 million for the corresponding period in 2021.

Marketing and advertising expenses decreased $0.7 million, or 3%, to $24.6 million for the nine months ended September 30, 2022 as compared to $25.3 million for the corresponding period in 2021, primarily due to strategic reductions on advertising that are associated with lower return, partially offset by expansion of partnerships. In addition, Marketing and advertising spend has been impacted by channel mix with the revenue growth primarily coming from the Wholesale channel, which requires lower marketing spend than DTC. Salaries, wages and benefits increased $17.7 million, or 59%, to $47.4 million for the nine months ended September 30, 2022 as compared to $29.8 million for the corresponding period in 2021. This increase was due to an increase in employee headcount to support our significant sales growth and investment in existing channels as we built out additional revenue streams and expanded products lines. In addition, general and administrative expenses increased $28.5 million, or 163%, to $46.0 million for the nine months ended September 30, 2022 as compared to $17.5 million for the corresponding period in 2021. The increase was due to the additional support needed to build out revenue streams, expand product lines and transition to and operate as a public company. Professional fees increased $17.5 million, or 285%, to $23.7 million for the nine months ended September 30, 2022, as compared to $6.1 million for the corresponding period in 2021. The increase is primarily due to costs related to the planning and execution of our growth and productivity strategic initiatives.

Components of Our Non-Operating Income (Expense)

Comparison of the three months ended September 30, 2022 to the three months ended September 30, 2021

	Three Months Ended September 30,
	($ in thousands)
	2022	2021	$ Change	% Change
Non-operating income (expense)
Interest expense	$(470)	$(845)	$375	44%
Other income (expense), net	57	(3)	60	(2000)%
Total non-operating expenses	$(413)	$(848)

Interest expense for the three months ended September 30, 2022 decreased $0.4 million, or 44%, to $0.5 million as compared to $0.8 million for the corresponding period in 2021. The decrease was related to the Company having lower interest rates on outstanding debt when compared to the 2021. The Company had higher debt balances in 2022 as compared to the prior year, however the weighted average interest rate in 2022 was lower than 2021. The weighted average interest rate on debt for the three months ended September 30, 2022 was 3.40% as compared to 3.60% in the corresponding period in 2021. The Company also had higher note payable balances in 2022 that carry a much lower interest rate as compared to other outstanding debt.

Other income (expense), net consists of miscellaneous income (expense) items such as bank and credit card fees. The increase for the three months ended September 30, 2022 as compared to the prior year was primarily due to a $0.1 million grant received in 2022 offset by recurring bank and credit card fees.

Comparison of the nine months ended September 30, 2022 to the nine months ended September 30, 2021

	Nine Months Ended September 30,
	($ in thousands)
	2022	2021	$ Change	% Change
Non-operating income (expense)
Interest expense	$(1,136)	$(1,590)	$454	29%
Other income (expense), net	350	(5)	355	7100%
Change in fair value of earn-out liability	(209,651)	—	(209,651)	—%
Change in fair value of warrant liability	(56,675)	—	(56,675)	—%
Change in fair value of derivative liability	(2,335)	—	(2,335)	—%
Total non-operating expenses	$(269,447)	$(1,595)

Interest expense for the nine months ended September 30, 2022 decreased $0.5 million, or 29%, to $1.1 million as compared to $1.6 million for the corresponding period in 2021. The decrease was related to the Company having lower interest rates on outstanding debt when compared to 2021. The Company had higher debt balances in 2022 as compared to the prior year, however, the weighted average interest rate in 2022 was lower than 2021. The weighted average interest rate on debt for the nine months ended September 30, 2022 was 3.30% as compared to 4.60% in the corresponding period in 2021. The Company also had higher note payable balances in 2022 that carry a much lower interest rate as compared to other outstanding debt.

Other income (expense), net consists of miscellaneous income (expense) items such as bank and credit card fees. The increase for the nine months ended September 30, 2022 as compared to the prior year was due to the receipt of a credit card rebate of $0.3 million and a $0.1 million grant in 2022 which was offset by recurring bank and credit card fees.

For the nine months ended September 30, 2022, we recognized losses from the change in fair value of earn-out liabilities, warrant liabilities and derivative liabilities. The losses recorded for the nine months ended September 30, 2022 each represent the following:

•Upon the closing of the Business Combination on February 9, 2022, we recognized earn-out liabilities of $218.7 million. Upon the occurrence of the First Tier Vesting Event in March 2022, the respective liability was remeasured to the fair value and a realized loss of $60.0 million was recorded. Upon the occurrence of the Second Tier Vesting Event in April 2022, the respective liability was remeasured to the fair value and a realized loss of $149.6 million was recorded. The change in fair value of the earn-out liabilities was primarily a result of the increase of the closing price of our Class A Common Stock listed on the New York Stock Exchange ("NYSE") from February 9, 2022 to April 5, 2022.

•Upon the closing of the Business Combination on February 9, 2022, we recognized warrant liabilities of $36.5 million. In connection with the redemption of the Public and Private Warrants in May 2022, the warrant liabilities were remeasured to the fair value and a realized loss of $56.7 million was recorded. The change in fair value of the warrant liabilities was primarily a result of the increase of the closing price of our Class A Common Stock listed on the NYSE from February 9, 2022 to May 4, 2022.

•Upon the closing of the Business Combination on February 9, 2022, we recognized a derivative liability of $9.7 million. In connection with the vesting of the Applicable Premium in May 2022, the derivative liability was remeasured to the fair value and a realized loss of $2.3 million was recorded. The change in fair value of the derivative liability was primarily a result of the increase of the closing price of our Class A Common Stock listed on the NYSE from February 9, 2022 to May 4, 2022.

Liquidity and Capital Resources

Our principal use of cash is to support operational expenses associated with non-capitalizable costs, which largely consist of working capital requirements related to accounts receivable, inventories, accounts payable, and general and administrative expenses. Furthermore, we use cash to fund our debt service commitments, capital equipment purchases, Outposts buildout and other growth-related needs.

Our primary sources of cash are (1) cash on hand, (2) cash provided by operating activities, and (3) net borrowings from our credit facilities. As of September 30, 2022, our cash and cash equivalents were $71.2 million, working capital of $82.7 million, and $21.0 million of available borrowings under our credit facilities. Our ability to draw from the credit facilities is subject to a borrowing base and other covenants. We believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the ordinary course of business and under the current market conditions for at least the next twelve months.

We expect we may continue to incur net operating losses and negative cash flows from operations, and we expect our general and administrative expenses and capital expenditures will continue to increase as we continue to expand our operations, product offerings and customer base.

Credit Facilities and Promissory Note

The equipment financing loan is secured by the equipment financed and is at an interest rate of the BSBY plus 3.50%. As of September 30, 2022, the Company has available credit under the equipment financing loan and the retail facility of $5.9 million and $4.1 million, respectively.

Upon the closing of the Business Combination, the Company’s credit facility borrowings of $8.0 million were paid off.

In January 2022, the Company borrowed an additional $5.0 million under a promissory note. Upon closing of the Business Combination, the Company repaid $15.0 million outstanding on the promissory note and the promissory note was terminated.

In July 2022, the Company borrowed $14.0 million on the Authentic Brands' credit facility and the amount of borrowings available was $11.0 million as of September 30, 2022.

In August 2022, borrowings under the equipment financing loan of $4.0 million were converted into the Equipment Term Loan (the “Term Loan”). The Term Loan is secured by the equipment financed and matures in June 2029 bearing an interest rate of 6.88%.

In November 2022, Authentic Brands entered into a senior credit facility, which includes a $65,000 revolving credit facility with a five year term (the "Senior Credit Facility"). Additionally, prior to closing, we repaid the $14,000 outstanding under the Credit Facility. The Credit Facility was subsequently terminated.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2022	2021
Cash flows provided by (used in):
Operating activities	$(78,971)	$(10,654)
Investing activities	$(19,950)	$(11,755)
Financing activities	$151,798	$769

Comparison of the nine months ended September 30, 2022 to the nine months ended September 30, 2021

Operating Activities

Cash flow from operating activities is primarily generated from revenue from our DTC and Wholesale channels.

Net cash used in operating activities was $79.0 million for the nine months ended September 30, 2022, compared to net cash used in operating activities of $10.7 million for the corresponding period in 2021. The total increase of $68.3 million in net cash used was primarily due to increases in accounts receivable and inventory, along with a decrease in accounts payable. These changes were partially offset by an increase in accrued liabilities for the period. For the nine months ended September 30, 2022, there was a net loss of $318.0 million partially offset by changes in fair value of the earn-out liability of $209.7 million and warrant liability of $56.7 million.

Investing Activities

Net cash used in investing activities was $20.0 million for the nine months ended September 30, 2022, compared to net cash used in investing activities of $11.8 million for the corresponding period in 2021. The $8.2 million increase in net cash used was primarily due to continued capital expenditure projects for our Outpost locations and roasting facilities.

Financing Activities

Net cash provided by financing activities was $151.8 million for the nine months ended September 30, 2022, compared to net cash provided by financing activities of $0.8 million for the corresponding period in 2021. The $151.0 million increase in net cash from financing activities was primarily due to proceeds from the Business Combination, partially offset by redemption of Series A preferred units, redemption of Class A and Class B units in Authentic Brands, proceeds from issuance of long-term debt and repayment of long-term debt during the nine months ended September 30, 2022.

Commitments

The Company has entered into several manufacturing and purchase agreements to purchase coffee product from third-party suppliers. The minimum purchase amounts are based on quantity and in the aggregate will be approximately $21.1 million for 2022; $35.8 million for 2023; and $26.5 million for 2024.

Liabilities relating to operating leases that have commenced as of September 30, 2022 have been reported on the balance sheet as operating lease liabilities. As of September 30, 2022, we have entered into operating leases that have not yet commenced of $64.3 million, primarily related to real estate leases. These leases will commence between fiscal year 2022 and fiscal year 2024 with lease terms of 10 years to 20 years.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies for up to five years or until we are no longer an emerging growth company. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Commodity Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in costs of key operating resources. Commodity price risk is our primary market risk, which is affected by purchases of coffee beans, dairy products, aluminum cans and other materials and commodities. We purchase and roast quality coffee beans that can be subject to significant volatility. Increases in the “C” coffee commodity price increase the price of high-quality coffee. We generally enter into fixed price purchase commitments for the green coffee we roast.

The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, inventory levels, and political and economic conditions. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices, increases in the cost of high-quality coffee beans could have a material adverse impact on our profitability.

Interest Rate Risk

In order to maintain liquidity and fund certain business operations, our credit facility bears a variable interest rate based on the prime rate plus 1%. The equipment financing loan bears a variable interest rate based on the BSBY plus 3.50%. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of September 30, 2022, $14.0 million of borrowings were outstanding on the credit facility and the amount of borrowings available was $11.0 million. As of September 30, 2022, we had $3.3 million outstanding on the equipment financing loan with available borrowings of $5.9 million. The carrying value of the variable interest rate debt approximates its fair value as the borrowings are based on market interest rates.

Inflation

Inflationary factors such as increases in the cost of our products, overhead costs and parcel freight costs have had an impact on our operating results. While we have begun to partially offset inflation and other changes in costs of essential operating resources by slightly increasing prices, along with more efficient purchasing practices and productivity improvements, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our pricing flexibility. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our customers without any resulting change to their purchasing patterns. In addition, there can be no assurance that we will generate overall revenue growth in an amount sufficient to offset inflationary or other cost pressures. The cost of constructing our Outposts is subject to inflation, which could increase the costs of labor and materials. An increasing rate of inflation in the future may have a material adverse effect on our ability to maintain current levels of gross profit and operating expenses, if the selling prices of our products do not increase with these increased costs.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and accumulated and communicated to management, including our chief executive officer, co-chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer, co-chief executive officer and chief financial officer, have evaluated as of the end of the period covered by this report our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, our chief executive officer, co-chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II

Item 1. Legal Proceedings

We are currently involved, and from time to time, we may become involved, in legal proceedings relating to claims arising from the ordinary course of business and other events. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

Item 1A. Risk Factors

There have been no material changes to the risk factors that were previously disclosed in Item 1A in our 2021 Form 10-K and Item 1A of our First Quarter 2022 10-Q for the quarter ended March 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit	Description

10.1	Offer letter, Grant Notice and Award Agreement, dated as of July 18, 2022, by and among BRC Inc. and Roland Smith (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filled with the SEC on August 11, 2022).

31.1*	Certification of Co-Principal Executive Officer Pursuant to Rules 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Co-Principal Executive Officer Pursuant to Rules 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Co-Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Co-Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.3**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit	Description

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BRC Inc.

	By:	/s/ Evan Hafer
Evan Hafer
Chief Executive Officer and Director
(Co-Principal Executive Officer)

	By:	/s/ Gregory J Iverson
Gregory J Iverson
November 10, 2022		Chief Financial Offer
(Principal Financial and Accounting Officer)